FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NATIONAL BANK OF GREECE S.A.

Press Release

Change of date and time for announcement of annual results for 2015

Further to the related announcement of 29/2/2016, National Bank of Greece informs investors that the announcement of the Annual Financial Results 2015 will take place on Tuesday 15 March at 8 a.m. (Athens time), the date on which all the necessary approval procedures will have been completed by the Board of Directors and the relevant Committees, in implementation of the principles of corporate governance. A conference call will take place at 14:00, Greek time (GMT 12:00) the same day to present and discuss the results.

Athens, 10 March 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Paul K. Mylonas
(Registrant)
Date: March 10th, 2016

Deputy Chief Executive Officer